UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-55296

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________

PART I -- REGISTRANT INFORMATION

MYECHECK, INC.
Full Name of Registrant

Former Name if Applicable

2600 E. BIDWELL STREET SUITE 190
Address of Principal Executive Office (Street and Number)

FOLSOM, CA 95630
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10Q for the period ending March 31, 2016 could not be completed and filed by May 16, 2016, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10Q for the period ended March 31, 2016 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

EDWARD R. STARRS	(844)	693-2432
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒ The Company’s annual report on Form 10K for the year ended December 31, 2015 has not been filed as of the date hereof.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MyECheck, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2016	By:	/s/ Edward R. Starrs
Edward R. Starrs
Chief Executive Officer

PART IV(3) EXPLANATION

It is anticipated that our net loss for the three months ended March 31, 2016, will be approximately $161,903, as compared to our net loss of $338,741 for the three months ended March 31, 2015, due to an increase in operating and other expenses during the three months ended March 31, 2016, as compared to the three months ended March 31, 2015.